March 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C.  20549

Attn:                    Ms. Amanda Ravitz

Mr. Daniel Morris

Mr. Tom Jones

Mr. David Burton

Ms. Kate Tillan

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-1

File No. 333-208984

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Senseonics Holdings, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-208984) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on March 16, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters will have effected as of March 15, 2016 approximately the following distribution of the preliminary prospectus:

946 to institutions;

200 to prospective underwriters; and

386 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

LEERINK PARTNERS LLC
CANACCORD GENUITY INC.

By: LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name:	John I. Fitzgerald, Esq.
Title:	Managing Director

By: CANACCORD GENUITY INC.

By:	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Senior Managing Director

cc:              Timothy T. Goodnow, Senseonics Holdings, Inc.

Christian E. Plaza, Cooley LLP

Darren K. DeStefano, Cooley LLP

Donald J. Murray, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP